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Exhibit 99.1

Calculation of the Ratio of Earnings to Fixed Charges for the Periods Indicated

	For the Fiscal Year Ended: 9/30/2003	For the Interim Period Ended 6/30/2004	For the Fiscal Year Ended: 9/30/2004	For the Interim Period Ended 6/30/2005
Book Value Per Common Share
Fully Diluted Shares Outstanding	21,526,909	21,526,909	21,526,909	21,526,909
Total Shareholders Equity	$(1,011,108)	$(1,965,578)	$(3,045,488)	$(4,398,129)
Book Value Per Share	$(0.05)	$(0.09)	$(0.14)	$(0.20)
Ratio of Earnings To Fixed Charges
Earnings
Earnings Before Fixed Charges	$(2,538,290)	$(322,122)	$(1,105,263)	$(614,447)
Capitalized Interest	$539,933	$8,062	$19,369	$33,452
Total Earnings	$(1,998,357)	$(314,060)	$(1,085,894)	$(580,995)
Fixed Charges
Interest Expense (inclusive of int. in rent)	$1,033,822	$632,348	$929,117	$738,194

Ratio of Earnings to Fixed Charges	-193%	-50%	-117%	-79%

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  Exhibit 99.1
Calculation of the Ratio of Earnings to Fixed Charges for the Periods Indicated